1. Name and Address of Reporting Person
   GILLETT, NANCY
   251 Ballardvale Street
   Wilmington, MA 01887
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   10/11/2002
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   Charles River Laboratories Int'l., Inc (CRL)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
Stock Options (Right to  06/23/2001 06/23/2010 Common Stock            3000      $16        D
buy)                     <F1>
Stock Options (Right to  08/01/2002 08/01/2011 Common Stock            4200      $31.97     D
buy)                     <F2>
Stock Options (Right to  07/15/2003 07/15/2012 Common Stock            1395      $32.15     D
buy)                     <F3>
Stock Options (Right to  07/15/2003 07/15/2012 Common Stock            5105      $32.15     D
buy)                     <F3>

Explanation of Responses:

<F1>
The options became exercisable in three equal annual installments beginning on June 23, 2001.
<F2>
The options became exercisable in three equal annual installments begining on August 1, 2002.
<F3>
The options vest on a 3 year schedule beginning on July 15, 2003

SIGNATURE OF REPORTING PERSON
/s/ NANCY GILLETT

DATE
10/21/2002